October 18, 2005

By Facsimile and U.S. Mail

W. Mark Young, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

	Re:	Motient Corporation
		Schedule TO-I, Amendment No. 1
		Filed October 12, 2005

Dear Mr. Young:

	We have the following comments on the above-referenced filing:

Offer to Exchange
1. Please revise the summary term sheet to clarify that you cannot terminate the offer for any reason other than what is expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.
2. Please tell us whether you are aware of what treatment the Series
A and Series B preferred will be given in the proposed transaction with SkyTerra and TMI, or how those shares will be valued in the transaction. If so, it appears you should disclose this information in the summary and elsewhere in the document as appropriate. See
Item 1006(c) of Regulation M-A.

Conditions of the Exchange Offer
3. We reissue comment 16. We note that you have relocated the disclosure regarding the minimum condition to the introductory paragraph, however, the disclosure remains unclear. As currently written, it appears that the company may terminate the offer if "holders of not less than a majority", i.e. at least a majority, of
Series A Preferred shares shall have tendered, etc. Please clarify.


      *  *  *


Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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W. Mark Young, Esq.
October 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE